July 31, 2018

Dominic F. Silvester
Chief Executive Officer
Enstar Group Limited
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX
Bermuda

       Re: Enstar Group Limited
           Amendment No. 3 to Registration Statement on Form S-3
           Filed July 20, 2018
           File No. 333-220889

Dear Mr. Silvester:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-3 filed July 20, 2018

General

1. We note the outstanding comments on your Form 10-K for the fiscal year ended
       December 31, 2017. Please note that we will not be in a position to accelerate the effective date of your registration statement until all outstanding comments are resolved.
 Dominic F. Silvester
Enstar Group Limited
July 31, 2018
Page 2

       Please contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any other questions.


FirstName LastNameDominic F. Silvester
                                                         Division of
Corporation Finance
Comapany NameEnstar Group Limited
                                                         Office of Healthcare &
Insurance
July 31, 2018 Page 2
cc:       Ariel Greenstein, Esq.
FirstName LastName